SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

   In the Matter of                                              CERTIFICATE
    Cinergy Corp.                                           PURSUANT TO RULE 24
  File No. 70-9731

(Public Utility Holding Company Act of 1935)


         With reference to the Application-Declaration on Form U-1 as amended in the above docket (the "Application") filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and the Commission's order with respect thereto dated October 6, 2000 (HCAR No. 27245), Cinergy hereby submits the following exhibit into the record in this proceeding:

         Exhibit A-3(a)        First Amendment to Rights Agreement, dated August
                               28, 2002, between Cinergy and The Fifth Third
                               Bank.



                                                           S I G N A T U R E

         Pursuant to the requirements of the Act, Cinergy has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    September 23, 2002

                                            Cinergy Corp.


                                            By:/s/George Dwight II
                                                  George Dwight II
                                                  Senior Counsel